

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2020

Scott Longval
Chief Financial Officer
INTRICON CORP
1260 Red Fox Road
Arden Hills, MN 55112

> **Re: INTRICON CORP**
> **Form 10-K for the Year Ended December 31, 2019**
> **Filed March 16, 2020**
> **File No. 001-05005**

Dear Mr. Longval:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing